pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement Revised

Vancouver BC,  September 6 2017:  Pacific Booker Minerals Inc. is amending the amounts announced in the news release dated August 31, 2017.  Due to the increase in the trading price of the company shares on August 18th, not all subscriptions can be accepted and no insider subscriptions will be accepted.  The closing has been amended to 1,015,502 units for total proceeds of $507,751 with a total of 28 individuals and 1 corporate placee.  All other details remain as announced.

The Company is announcing the intent to complete a non-brokered private placement to a maximum of approximately 500,000 units (“Units”) for total proceeds of $400,000.  The units consist of one share at a purchase price of $0.80 and one warrant to purchase an additional share at a price of $1.00 exercisable for a period of 24 months from the date of issuance.  If, at any time, the Common Shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the warrant holders and the Warrants would expire on the 30th day after the date on which notice is given by the Company.  All securities issued will be subject to a four-month hold period from closing.  The proceeds will be used for general working capital.  No finder’s fee or commission will be payable for this private placement.  The private placement is subject to regulatory approval by the TSX Venture Exchange.

All previously received subscriptions will be given the first opportunity to participate in the current private placement or to receive a full refund of the funds received.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.